                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __)



                            Pan American Silver Corp.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    697900108
                                 (CUSIP Number)



                                September 9, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ]            Rule 13d-1(b)

   [X]            Rule 13d-1(c)

   [ ]            Rule 13d-1(d)

------------------------------------------------------------------------------------------------------------
CUSIP No. 697900108                                            13G                Page 2 of 6 Pages
------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Coeur d'Alene Mines Corporation
         NPMC, Incorporated

------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [X]

                                                                                       (b) [ ]

------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Coeur d'Alene Mines Corporation - - Idaho
         NPMC, Incorporated - - Delaware

------------------------------------------------------------------------------------------------------------
                                                                               Coeur           NPMC
                                                                               -----           ----
NUMBER OF                        ---------------------------------------------------------------------------
SHARES                           5.    SOLE VOTING POWER                       1,000,000       1,000,000
BENEFICIALLY                     ---------------------------------------------------------------------------
OWNED BY                         6.    SHARED VOTING POWER                     1,000,000            0
EACH                             ---------------------------------------------------------------------------
REPORTING                        7.    SOLE DISPOSITIVE POWER                  1,000,000       1,000,000
PERSON WITH                      ---------------------------------------------------------------------------
                                 8.    SHARED DISPOSITIVE
                                       POWER                                   1,000,000            0
------------------------------------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                 Coeur d'Alene Mines Corporation - - 2,000,000
                 NPMC, Incorporated - - 1,000,000
------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED
10.       CERTAIN SHARES                                                                   [ ]

------------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 6.5%
------------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSONS

                 CO
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Pan American Silver Corp.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6

ITEM 2(a).        NAME OF PERSONS FILING:

                  Coeur d'Alene Mines Corporation and NPMC, Incorporated.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814

ITEM 2(c).        CITIZENSHIP:

                  U. S. corporations:
                       Coeur d'Alene Mines Corporation - - Idaho
                       NPMC, Incorporated - - Delaware

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  697900108

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2
                  (b) OR (c), CHECK WHETHER THE PERSON FILLING IS A:

     (a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E):

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F):

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G):

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act:

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act:

     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount of beneficially owned:

         Coeur d'Alene Mines Corporation - - 2,000,000, including 1,000,000 beneficially owned by NPMC, Incoporated.

     (b) Percent of class:

         6.5%


     (c) Number of shares as to which such person has:

                                                                              Coeur            NPMC
                                                                              -----            ----
         (i)      Sole power to vote or to direct the vote                    1,000,000        1,000,000
                                                                              ---------------- -------------
         (ii)     Shared power to vote or to direct the vote                  1,000,000             0
                                                                              ---------------- -------------
         (iii)    Sole power to dispose or to direct the disposition          1,000,000        1,000,000
                                                                              ---------------- -------------
         (iv)     Shared power to dispose or to direct the
                  disposition of                                              1,000,000             0
                                                                              ---------------- -------------



     ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable. On September 9, 1999, Coeur d'Alene Mines Corporation ("Coeur") acquired 1,000,000 shares of Common Stock of Pan American Silver Corp. ("Pan American") and 100% of the capital stock of NPMC, Incorporated ("NPMC"), in a transaction approved by shareholders of Coeur on September 8, 1999 (see proxy statement dated July 28, 1999 for Coeur annual meeting of shareholders filed by Coeur under the Exchange Act). NPMC owned 500,000 shares of Pan American's Common Stock and an exercisable warrant for an additional 500,000 shares of Pan American's Common Stock at the time of Coeur's acquisition of NPMC.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                            October 14, 1999
                                                  (Date)

                                     Coeur d'Alene Mines Corporation

                                     By /s/ Geoffrey A. Burns
                                        ---------------------
                                            Geoffrey A. Burns
                                            Vice President and
                                            Chief Financial Officer

                                     NPMC, Incorporated

                                     By /s/ Geoffrey A. Burns
                                        ---------------------
                                            Geoffrey A. Burns
                                            Secretary and
                                            Treasurer